Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

CoolBrands International Inc. (“CoolBrands”)

8300 Woodbine Avenue, 5th Floor

Markham, ON

L3R 9Y7

2.	Date of Material Change

October 4, 2006 and October 11, 2006

3.	Press Release

Press releases disclosing these matters were issued on October 4, 2006 and October 11, 2006.

4.	Summary of Material Change

On October 4, 2006 CoolBrands announced that it does not expect to meet the deadline for filing its audited financial statements, related management discussion and analysis (“MD&A”) and annual information form (“AIF”) for its financial year ended August 31, 2006.

On October 11, 2006 CoolBrands announced that the lenders to Americana Foods, L.P., CoolBrands’ 50.1% owned joint venture facility based in Dallas, Texas (“Americana”) have advised Americana that they are no longer willing to lend funds to Americana and have demanded full and immediate payment of all of Americana’s borrowings.

Furthermore, CoolBrands announced that Frank Orfanello has resigned as Executive Vice President of CoolBrands, but will stay on in a consultancy role over the next several months.

5.	Full Description of Material Change

On October 4, 2006 CoolBrands announced that it does not expect to meet the deadline under Canadian Securities Legislation of November 29, 2006 for filing its audited financial statements, related MD&A and AIF for its financial year ended August 31, 2006.

CoolBrands reported that this delay is due to two factors: first, liquidity constraints caused by CoolBrands’ ongoing losses from operations compounded by seasonal contraction of its borrowing base and other restrictions on its line of credit; and second, uncertainties related to previously disclosed events including the existing defaults under

CoolBrands’ credit agreements and recently filed litigation requiring additional analysis that CoolBrands and its auditor do not expect to complete prior to the filing deadline.

CoolBrands is expecting to complete the necessary work for the audited financial statements, MD&A and AIF and file these reports by January 29, 2007. Pending the filing of its audited financial statements, CoolBrands intends to request that a management cease trade order related to its securities shall be imposed against some or all of the persons who have been directors, officers, or insiders of CoolBrands. If granted, such an order would not generally affect the ability of persons who have not been directors, officers or insiders of CoolBrands to trade CoolBrands securities.

On October 11, 2006 CoolBrands announced that the lenders to Americana have advised Americana that, on account of the existing defaults under its credit facilities, the lenders are no longer willing to lend funds to Americana and have demanded full and immediate payment of all of Americana’s borrowings from the lenders. CoolBrands has authorized its subsidiaries to file an involuntary petition under the Bankruptcy Code against Americana. This filing does not relate to CoolBrands or any of its other subsidiaries.

CoolBrands also announced that Frank Orfanello has resigned as Executive Vice President of CoolBrands, but has agreed to continue over the next several months in a consulting capacity to perform various functions for CoolBrands that he was performing prior to his resignation.

6.	Reliance on Confidentiality Section

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officers

For further information, please contact David J. Stein, Chief Executive Officer, CoolBrands at (631) 737-9700.

9.	Date of Report

October 25, 2006.